

July 1, 2014

<u>Via E-mail</u>
Mr. Stuart G. Hagler
Chief Executive Officer
TransCoastal Corporation
17304 Preston Road, Suite 700
Dallas, TX 75252

> **Re: TransCoastal Corporation**
> **Amendment No. 6 to Registration Statement on**
> **Form S-1**
> **Filed June 18, 2014**
> **File No. 333-191566**
> **Amendment No. 2 to Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed June 17, 2014**
> **File No. 1-14665**

Dear Mr. Hagler:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 6 to Registration Statement on Form S-1</u>

1.   We note that you have included the auditor's consent letter in place of the auditor's opinion. Please amend your Form S-1 to include a properly dated audit opinion as required by Rule 8-01(a) and Rule 2-02(a) of Regulation S-X. Please be aware that an amendment is required to present the entire item being amended and to include updated certifications that refer to the amended filing.

2.   We note that the addition of your "Restatement of previously issued consolidated financial statements" as footnote 1 has caused references throughout your filing to refer

to incorrect footnotes. Please correct all footnote references to correspond to the correct footnote. We note similar inconsistencies in your Form 10-K/A filed June 17, 2014.

3.   We note your response to our prior comment 3 and reissue the comment in part. Please expand your disclosure on pages 14 and 42 to address all series of preferred stock that you have issued or that your board has authorized. We note in that regard your references to Series A and Series F preferred stock on pages F-5 to F-7 of your registration statement.

4.   We note that you have electronically filed your amended loan agreement and your auditor's report in an un-searchable format. Please amend your filings to make sure your auditor's report and your exhibits are submitted in a text searchable format. Refer to Section 5.1 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 27) (June 2014) and Item 301 of Regulation S-T.

5.   We note your response to our prior comment 13 and reissue the comment in part. Please provide Item 701 disclosure for all unregistered sales of securities within the past three years. We note in that regard the disclosure on page F-23, which describes several stock issuances during the two most recently completed fiscal years for which Item 701 disclosure remains omitted. In addition, please disclose the exemption pursuant to which you issued 560,000 shares of Series G convertible preferred stock during the quarter ended March 31, 2014.

6.   To the extent applicable, please comply with the above comments in your Form 10-K as well.

Form 10-K/A for the Fiscal Year Ended December 31, 2013

Exhibit 31 and Exhibit 32

7.   We note that you have amended your December 31, 2013 Form 10-K but did not include Section 302 certifications filed as Exhibit 31. SEC Release 33-8238, which became effective August 14, 2003, requires Section 302 certifications to be filed with any amendment to periodic reports. As such, please file an amendment to your December 31, 2013 Form 10-K/A to include Section 302 certifications filed as Exhibit 31 and Section 906 certifications filed as Exhibit 32. Please ensure that the certifications refer to the Form 10-K/A as appropriate, and are currently dated.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko at (202) 551-3824 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact Ronald Winfrey at (202) 551-3704. Please contact PJ Hamidi at (202) 551-3421 or, in his absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Craig G. Ongley
         Kane Russell Coleman & Logan PC